UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCOTTISH POWER PLC

(Name of Subject Company (Issuer))

SCOTTISH POWER PLC

(Names of Filing Persons (Offeror))

Ordinary Shares of 50 pence each

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

American Depositary Shares (81013T705)

(CUSIP Number of Class of Securities)

James Stanley

Scottish Power plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland

Tel. No.: 011-44-141-248-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to

Sarah Murphy Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS England Tel: 011-44-207-936-4000	James H. Ball, Jr. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005 Tel: 212-530-5000

CALCULATION OF FILING FEE

Transaction Valuation(1) $1,078,260,723	Amount of Filing Fee(1)(2) $115,374

(1)	Calculated solely for purposes of determining the filing fee in respect of B Shares (as defined below) to be held in the United States in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11(b) thereunder. This calculation assumes that holders of ordinary shares, par value 50 pence each (the “Ordinary Shares”) in the United States own directly or indirectly 27.7% of the 1,871,234,589 Ordinary Shares issued and outstanding as of March 30, 2006 (including Ordinary Shares represented by American Depositary Shares) and that one in every three Ordinary Shares are converted into non-cumulative preference shares, par value 50 pence each (the “B Shares”). Transaction Valuation is based upon a value of £3.60 cash per share for the B Shares expected to be held in the United States on the basis described in the preceding sentence and on an exchange rate of $1.7356 per £1.00, which was the noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on March 29, 2006.

(2)	The Amount of Filing Fee equals $107.00 per $1,000,000 of the Transaction Valuation.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ScottishPower    1

This Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) has been filed by Scottish Power plc, a public limited company registered in Scotland (“ScottishPower” or the “Company”), which proposes to return approximately £2.25 billion in cash to Shareholders (the “Return of Cash”).

The Return of Cash is composed of the “Capital Reorganization” (which comprises the “Reclassification” and the “Share Capital Consolidation”) and the “B Share Alternatives.” Holders of the Company’s Existing Ordinary Shares as of 5:00 p.m. (London time) on May 12, 2006, and record holders of its Existing ADSs as of 5:00 pm (New York City time) on May 12, 2006 will be eligible to participate in the Return of Cash.

Pursuant to the Reclassification, one in every three of the issued ordinary shares in the capital of the Company, par value 50 pence per share (the “Existing Ordinary Shares”) held by each Shareholder as shown in the register of members of the Company at 6.00 p.m. (London time) on May 12, 2006 will be reclassified into a non-cumulative preference share (each a “B Share”). This will include those Existing Ordinary Shares held by JPMorgan Chase Bank, N.A. (the “Depositary” or “JPMorgan”) and represented by American Depositary Shares (“Existing ADSs”). Because each Existing ADS represents four Existing Ordinary Shares, ADS Holders will be entitled to receive the equivalent of one and one-third B Shares per Existing ADS they hold as of 5:00 p.m. (New York City time) May 12 2006. Each B Share entitles its holder to receive approximately £3.60 in cash, which, since holders of Existing ADSs will receive the equivalent of one and one-third B Shares per Existing ADS, is the equivalent of approximately £4.80 per Existing ADS.

Holders of B Shares have three alternative ways in which they can choose to receive their £3.60 per B Share (the “B Share Alternatives”). These are: (i) receive a single cash dividend of £3.60 per B Share (following which their B Shares will be converted into Deferred Shares which will have negligible value); (ii) have their B Shares repurchased for cash, at a price of £3.60 per B Share (“Alternative 2”); or (iii) retain their B Shares and receive a continuing dividend, with the expectation that they will have an opportunity to have their B Shares purchased at certain dates from 2007 to 2011 inclusive at a price of £3.60 per B Share. Holders of B Shares may elect for any combination of these alternatives.

In conjunction with the creation of the B Shares, ScottishPower intends to subdivide and consolidate its remaining ordinary share capital (known as a reverse stock split) (the “Share Capital Consolidation”), in order to seek to maintain the trading value of the Ordinary Shares and ADSs (subject to market movements) following the Return of Cash. The Share Capital Consolidation will be carried out by subdividing and consolidating each Existing Ordinary Share and Existing ADS remaining after the Reclassification, which will result in new Ordinary Shares with a lower par value (the “New Ordinary Shares”) and new ADSs (the “New ADSs”) each representing four New Ordinary Shares. Immediately following the Reclassification, Shareholders will receive approximately 1.1905 New Ordinary Shares for every remaining Existing Ordinary Share and ADS Holders will receive approximately 50 New ADSs in exchange for every 63 previously owned Existing ADSs. Shareholders and ADS Holders will also receive cash in respect of entitlements to fractional New Ordinary Shares or fractional New ADSs.

Holders of Existing Ordinary Shares and Existing ADSs may elect to have their B Shares purchased pursuant to Alternative 2 (the “Initial Repurchase Offer”). The Initial Repurchase Offer is expected to be made on behalf of ScottishPower by the Company’s financial advisers and corporate brokers, UBS Limited, a company registered in England & Wales, through its agent, UBS Securities LLC, a company incorporated under the laws of the State of Delaware, (collectively with UBS Limited, “UBS”) and Morgan Stanley & Co. Limited, a company incorporated in England and Wales, through its agent, Morgan Stanley & Co. Incorporated, a company incorporated under the laws of the

2    ScottishPower

State of Delaware, (collectively with Morgan Stanley & Co. Limited, “Morgan Stanley”), Pursuant to the Initial Repurchase Offer, the Company will acquire the B Shares in respect of which Alternative 2 has been validly elected at £3.60 per B Share, on the terms and subject to the conditions as set forth in the Circular to Shareholders and the US Supplemental Memorandum, each dated March 31, 2006 (collectively, the “Return of Cash Documents”), and in the related Election Form or ADS Election Form, as the case may be.

This Schedule TO is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder. With respect to Shareholders resident in the United States and ADS Holders, the Company has applied for relief from certain of the tender offer rules promulgated under the Exchange Act. Copies of information provided to Shareholders in connection with the Return of Cash are filed as Exhibit 99.(a)(1) through Exhibit 99.(a)(8) hereto.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in “Part 1 – Letter from the Chairman” contained in the Circular dated March 31, 2006 attached hereto as Exhibit 99.(a)(1) and, in respect of the ADSs, in “Part 1 – Letter from the Chairman of ScottishPower” and “Part 5 – Frequently asked questions” contained in the US Supplemental Memorandum dated March 31, 2006 attached hereto as Exhibit 99.(a)(2) is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

The name of the issuer is Scottish Power plc, a public limited company incorporated under the laws of Scotland, with its principal executive offices located at 1 Atlantic Quay, Glasgow G2 8SP, Scotland. The telephone number of ScottishPower’s principal executive offices is 011-44-141-248-8200.

This Schedule TO relates to 623,744,863 B Shares to be created in the Reclassification, based on the number of Existing Ordinary Shares held on the register of members as at March 30, 2006 and subject to reduction, as fractional entitlements of B Shares will not be issued. The information set forth in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) and, in respect of the ADSs, in the US Supplemental Memorandum attached hereto as Exhibit 99.(a)(2) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

This Schedule TO is being filed by ScottishPower. Its principal executive offices are located at 1 Atlantic Quay, Glasgow G2 8SP, Scotland. The telephone number of ScottishPower’s principal executive offices is 011-44-141-248-8200.

The following list sets out the name and position of each director and executive officer of ScottishPower. The present principal business address of the company in which such employment is conducted is at ScottishPower’s principal executive office, at Scottish Power plc, 1 Atlantic Quay, Glasgow G2 8SP, Scotland, and the business telephone number is 011-44-141-248-8200.

Charles Miller Smith (Chairman)

Philip Bowman (Chief Executive)

Simon J. Lowth (Executive Director, Finance and Strategy)

ScottishPower    3

Vicky L. A. Bailey (Non-executive Director).

Euan Baird (Non-executive Director).

Donald H. Brydon (Non-executive Director)

Nolan E. Karras (Non-executive Director)

Nicholas C. Rose (Non-executive Director)

Nancy Wilgenbusch (Non-executive Director)

Terry Hudgens (President and Chief Executive Officer of PPM Energy)

David Rutherford (Director, Energy Networks)

Willie MacDiarmid (Director, Energy Retail)

John Campbell (Director, Energy Wholesale)

Ronnie Mercer (Executive Vice President of Operations, PacifiCorp) (retiring on March 31, 2006)

James Stanley (Group General Counsel and Company Secretary)

Stephen Dunn (Director, Human Resources & Communications)

Keith Cochrane (Group Director of Finance)

Susan Reilly (Executive Vice President, ScottishPower Holdings Inc.)

ITEM 4.	TERMS OF THE TRANSACTION

This Schedule TO relates to 623,744,863 B Shares to be created in the Reclassification, based on the number of Existing Ordinary Shares held on the register of members as at March 30, 2006 and subject to reduction, as fractional entitlements of B Shares will not be issued. The information set forth in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) and, in respect of the ADSs, in the US Supplemental Memorandum attached hereto as Exhibit 99.(a)(2) is incorporated herein by reference.

The officers and directors of the Company will receive the same proportionate entitlement to B Shares relative to their holdings of Existing Ordinary Shares on May 12, 2006 as other holders of Existing Ordinary Shares and will have the same opportunity to elect among the B Share Alternatives, including the Initial Repurchase Offer.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

On March 31, 2006, the Company, UBS and Morgan Stanley entered into an agency agreement (the “Agency Agreement”) pursuant to which UBS and Morgan Stanley have agreed to make the Initial Repurchase Offer as agent for ScottishPower in the manner as set out in the Circular. The Agency Agreement is attached hereto as Exhibit 99.(d)(1).

The Company and JPMorgan Chase Bank, N.A. (“JPMorgan”) expect to enter into an Election Agent agreement (the “Election Agent Agreement”) pursuant to which JPMorgan will agree to receive completed election forms from ADS Holders and their nominees, forward elections (and default elections) to the Company for the holders of ADSs in the manner set forth in the Circular. The Company will agree to pay JPMorgan reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Election Agent Agreement will be filed by amendment as Exhibit 99.(d)(2).

The information set forth in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) is incorporated herein by reference.

4    ScottishPower

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The information set forth in each of the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) and, in respect of the ADSs, in the US Supplemental Memorandum attached hereto as Exhibit 99.(a)(2) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in “Part 1 – Letter from the Chairman” in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Set out below are the interests, all of which are beneficial, that the Directors and executive officers had in the share capital of the Company as at March 29, 2006, (being the latest practicable date prior to the publication of this document). The officers and directors of the Company will receive the same proportionate entitlement to B Shares relative to their holdings of Existing Ordinary Shares on May 12, 2006 as other registered holders of Existing Ordinary Shares on that date.

	Ordinary Shares	* Share options (Executive)	Share Options (Sharesave)	Long term Incentive Plan
				**Vested	***Potential
Charles Miller Smith	11,000	—	—	—	—
Philip Bowman	—	—	—	—	119,148
Simon Lowth	28,868	220,937	3,534	—	151,908
Vicky Bailey	—	—	—	—	—
Euan Baird	114,363	—	—	—	—
Donald Brydon	3,000	—	—	—	—
Nolan Karras	44,232	—	—	—	—
Nicholas Rose	5,629	—	—	—	—
Nancy Wilgenbusch	2,061	—	—	—	—
Terry Hudgens	78,627	116,584	—	17,251	56,454
David Rutherford	12,886	62,632	4,713	—	54,281
Willie MacDiarmid	28,273	95,322	4,729	—	81,604
John Campbell	15,258	70,012	3,610	8,451	59,608
Ronnie Mercer	66,485	280,077	4,371	—	87,783
James Stanley	45,139	223,897	4,418	—	102,912
Stephen Dunn	15,611	99,470	—	6,491	42,396
Keith Cochrane	6,083	51,380	3,020	—	56,523
Susan Reilly	14,027	123,199	3,073	15,330	50,417

*	These include options granted under the Executive Share Option Plan 2001 and, where applicable, the PacifiCorp Stock Incentive Plan.
**	These shares represent the number of vested shares the Directors are entitled to receive when the Long Term Incentive Plan award is exercisable calculated according to the performance criteria measured over the three-year performance period.
***	These shares represent, in each case, the maximum number of unvested shares, which the Directors may receive, dependent on the satisfaction of performance criteria as approved by Shareholders in connection with the Long Term Incentive Plan.

ScottishPower    5

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

UBS and Morgan Stanley have been retained as financial advisers in connection with the Return of Cash. The Company has agreed to pay UBS and Morgan Stanley customary fees for such services.

UBS, Morgan Stanley, and their affiliates, in the past have provided, and in the future may provide, investment banking and financial services to the Company, for which services they have received, and would expect to receive, compensation. In the ordinary course of business, each of the financial advisers and their respective affiliates may actively trade or hold securities of ScottishPower for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

The Company has retained Mellon Investor Services (“Mellon”) as the US information agent with respect to the Return of Cash. The Company has agreed to pay Mellon reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith.

Lloyds TSB Registrars (the “Registrars”) has been retained as the receiving and information agent in the United Kingdom with respect to the Return of Cash. The Company has agreed to pay the Registrars reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith.

JPMorgan acts as the depositary under the deposit agreement dated as of December 18, 1991, as amended and restated as of September 4, 1997, as further amended and restated as of May 6, 1999, as further amended and restated as of May 1, 2001 among Scottish Power plc, Morgan Guaranty Trust Company of New York (which has been renamed JPMorgan Chase Bank, N.A.) and all holders from time to time of American Depositary Receipts issued thereunder evidencing American Depositary Shares (“ADSs”).

The Company has retained JPMorgan Chase Bank, N.A. (“JPMorgan”) as the Election Agent with respect to the Return of Cash. The Company has agreed to pay JPMorgan reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to holders of the B Shares concerning the Return of Cash.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

Not applicable.

6    ScottishPower

ITEM 12.	EXHIBITS

99.(a)(1)	Circular to Shareholders dated March 31, 2006

99.(a)(2)	US Supplemental Memorandum dated March 31, 2006

99.(a)(3)	Prospectus dated March 31, 2006

99.(a)(4)	Election Form for Shareholders

99.(a)(5)	Proxy Card for Shareholders for use in connection with the Extraordinary General Meeting

99.(a)(6)	ADS Holder Election Form

99.(a)(7)	ADS Voting Instruction Card for use in connection with the Extraordinary General Meeting

99.(a)(8)	US Taxation Booklet for US Shareholders

99.(d)(1)	Agency Agreement between Scottish Power plc, UBS Limited and Morgan Stanley & Co. Limited, dated March 31, 2006

99.(d)(2)	Election Agent Agreement between Scottish Power plc and JPMorgan Chase Bank, N.A.(1)

(1)	To be filed by amendment.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Simon J. Lowth
Name: Simon J. Lowth Title: Executive Director, Finance and Strategy Date: April 4, 2006

EXHIBIT INDEX

99.(a)(1)	Circular to Shareholders dated March 31, 2006

99.(a)(2)	US Supplemental Memorandum dated March 31, 2006

99.(a)(3)	Prospectus dated March 31, 2006

99.(a)(4)	Election Form for Shareholders

99.(a)(5)	Proxy Card for Shareholders for use in connection with the Extraordinary General Meeting

99.(a)(6)	ADS Holder Election Form

99.(a)(7)	ADS Voting Instruction Card for use in connection with the Extraordinary General Meeting

99.(a)(8)	US Taxation Booklet for US Shareholders

99.(d)(1)	Agency Agreement between Scottish Power plc, UBS Limited and Morgan Stanley & Co. Limited, dated March 31, 2006

99.(d)(2)	Election Agent Agreement between Scottish Power plc and JPMorgan Chase Bank, N.A.(1)

(1)	To be filed by amendment.